1 VERSABANK TO HOST THIRD QUARTER FISCAL 2026 FINANCIAL RESULTS CONFERENCE CALL/WEBCAST THURSDAY, SEPTEMBER 3 AT 9:00 A.M. ET – Bank to Report Third Quarter Fiscal 2026 Results Thursday, September 3, 2026 at 7:00 a.m. ET – LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK) will report its third quarter 2026 financial results and host a conference call to discuss those results on Thursday, September 3, 2026. The conference call/webcast is scheduled for 9:00 a.m. ET and is expected to last approximately 60 minutes. The conference call/webcast will include a presentation by David Taylor, President and Nicolas Ospina, Global CFO, followed by a question-and-answer period. The Bank will report its financial results via news release at approximately 7:00 a.m. ET. To join the conference call by telephone you may dial direct and be entered into the call with the conference ID 1372854 by an Operator at: 647-932-3411 or 800-715-9871 (toll free). For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://www.gowebcasting.com/events/versabank/2026/09/03/q3-fiscal-2026-earnings-call/play and on the Bank's web site at https://www.versabank.com/investor-relations/events-presentations/. The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/. The archived webcast presentation will be available for 30 days following the live event at https://www.gowebcasting.com/events/versabank/2026/09/03/q3-fiscal-2026-earnings-call/play and on the Bank’s web site https://www.versabank.com/investor-relations/events-presentations/. Replay of the teleconference will be available until October 3, 2026 by calling 647-932-3411 or 800-770-2030 (toll free) and using the passcode 1372854#. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota- based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government

2 entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Tokenized DepositsTM. VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: Lawrence Chamberlain Global Senior Vice President, Investor and Stakeholder Relations (416) 540-7486 lawrencec@versabank.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X